Exhibit 10.1

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT AND THE DOCUMENTS ATTACHED HERETO COLLECTIVELY DESCRIBE A PROPOSED RESTRUCTURING FOR THE COMPANY PARTIES THAT WOULD BE EFFECTUATED THROUGH PRE-PACKAGED CHAPTER 11 CASES IN THE BANKRUPTCY COURT.

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT A SOLICITATION, OFFER, OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS RESTRUCTURING SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED IN THIS AGREEMENT, DEEMED BINDING ON ANY OF THE PARTIES TO THIS AGREEMENT.

THIS RESTRUCTURING SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREIN, WHICH TRANSACTIONS ARE SUBJECT TO THE COMPLETION OF DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN. THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS AND THE APPROVAL RIGHTS OF THE PARTIES SET FORTH HEREIN AND IN SUCH DEFINITIVE DOCUMENTS.

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (including all exhibits, annexes, and schedules attached to this agreement in accordance with Section 16.02, this “Agreement”) is made and entered into as of March 29, 2024 (the “Execution Date”), by and among the following parties (each of the following described in sub-clauses (i) through (iv) of this preamble, collectively, the “Parties”):1

i.	(a) Airspan Network Holdings, Inc. (“ANHI”), a company incorporated under the Laws of Delaware and (b) each of its affiliates listed on Exhibit A to this Agreement that has executed and delivered counterpart signature pages to this Agreement to counsel to each of the other Parties (the Entities in this clause (i), collectively, the “Company Parties” or, as applicable, and in their respective capacities as debtors or debtors in possession in the Chapter 11 Cases, the “Debtors”);

[1]	Capitalized terms used but not defined in the preamble and recitals to this Agreement have the meanings ascribed to them in Section 1.

ii.	the undersigned holders of, or investment advisors, sub-advisors, or managers of discretionary accounts or other beneficial owners that hold, Senior Secured Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the other Parties (collectively, the “Consenting Senior Secured Creditors”); and

iii.	the undersigned holders of, or investment advisors, sub-advisors, or managers of discretionary accounts or other beneficial owners that hold, Subordinated Term Loan Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the other Parties (collectively, the “Consenting Subordinated Term Loan Lenders”)

iv.	the undersigned holder of, or investment advisor, sub-advisor, or manager of discretionary accounts or other beneficial owner that holds, Subordinated Convertible Note Claims that have executed and delivered counterpart signature pages to this Agreement, a Joinder, or a Transfer Agreement to counsel to the other Parties (collectively, the “Consenting Subordinated Convertible Noteholder” and collectively with the Consenting Subordinated Term Loan Lenders, the “Consenting Subordinated Creditors”). The Consenting Senior Secured Creditors collectively with the Consenting Subordinated Creditors shall be referred to herein as the “Consenting Stakeholders.”

RECITALS

WHEREAS, the Company Parties and the Consenting Stakeholders have in good faith and at arm’s length negotiated or been apprised of certain restructuring transactions with respect to the existing funded debt of, existing equity interests in, and certain other obligations of the Company Parties on the terms set forth in this Agreement, including the Restructuring Term Sheet attached as Exhibit B to this Agreement (such transactions described in or reasonably determined by the Parties to be necessary to implement the restructuring contemplated by this Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”);

WHEREAS, the Company Parties intend to implement the Restructuring Transactions, including through a prepackaged plan of reorganization and the commencement by the Debtors of voluntary cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court (such cases, the “Chapter 11 Cases”);

WHEREAS, each Party hereto listed on Exhibit E (each, a “DIP Backstop Party” and, collectively, the “DIP Backstop Parties”) has agreed to, severally and not jointly, commit to backstop (or cause to be backstopped) a portion of the DIP Facility as set forth on Exhibit E and subject to the other terms and conditions set forth in this Agreement (such commitment, in each case, a “DIP Backstop Commitment”);

WHEREAS, each Party hereto listed on Exhibit F as an Equity Backstop Party has agreed to, severally and not jointly, commit to backstop (or cause to be backstopped) a portion of the New Money Common Equity Investment Opportunity as set forth on Exhibit F and subject to the other terms and conditions set forth in this Agreement (such commitment, in each case, an “Equity Backstop Commitment”); and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound by this Agreement pursuant to its terms, agrees as follows:

AGREEMENT

Section 1. Definitions and Interpretation.

1.01. Definitions. The following terms shall have the following definitions:

“Acceptable Sale Transaction” means the sale of all or substantially all of the Company Parties’ assets pursuant to the Plan or Section 363 of the Bankruptcy Code, provided, that any such transaction (a) provides for payment in full in cash of all Senior Secured Claims; (b) provides for an equal or greater recovery to holders of Subordinated Claims (with such recovery payable in cash or another form of consideration acceptable to the Required Consenting Subordinated Creditors) and holders of Existing Interests than Reorganization Transactions set forth in the Restructuring Term Sheet; (c) is not subject to financing or other material contingencies; (d) is reasonably expected to be implemented on or prior to the Outside Date and without imposing additional costs on the Debtors relative to the Reorganization Transactions and (e) is otherwise acceptable to Required Consenting Senior Secured Creditors in form and substance; provided further, that an Acceptable Sale Transaction may take the form of one or more restructuring transactions to the extent acceptable to the Required Consenting Senior Secured Creditors.

“Agreement” has the meaning set forth in the preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules attached hereto in accordance with Section 16.02 (including, for the avoidance of doubt, the Restructuring Term Sheet).

“Agreement Effective Date” means the date on which the conditions set forth in Section 2 have been satisfied or waived by the appropriate Party or Parties in accordance with this Agreement, provided that the Agreement Effective Date with respect to any Joinder Party shall be the date that such Joinder Party executes a Joinder.

“Agreement Effective Period” means, with respect to a Party, the period from the Agreement Effective Date to the Termination Date applicable to such Party.

“Alternative Restructuring Proposal” means any plan, inquiry, proposal, offer, bid, term sheet, discussion, or agreement (in each case whether oral or written) with respect to (a) a sale, disposition, new money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, assignment for the benefit of creditors, share exchange, business combination, joint venture or similar transaction involving any one or more

Company Parties or any affiliates of the Company Parties or the debt, equity, or other interests in any one or more Company Parties or any affiliates that, in each case, is not expressly contemplated by this Agreement or (b) any other transaction involving one or more Company Parties that is an alternative to and/or materially inconsistent with the Restructuring Transactions; provided that, notwithstanding anything to the contrary herein, the Company Parties shall not be prohibited from pursuing an Acceptable Sale Transaction or a Strategic Transaction in accordance with the terms hereof, even if such transaction would constitute an Alternative Restructuring Proposal.

“ANHI” has the meaning set forth in the preamble to this Agreement.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware presiding over the Chapter 11 Cases or, in the event of any withdrawal of reference under 28 U.S.C. § 157, the United States District Court for the District of Delaware.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated under title 28 of the United States Code, 28 U.S.C. § 2075, and the general, local, and chambers rules of the Bankruptcy Court, as may be amended from time to time.

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York.

“Cause of Action” means any action, Claim, cause of action, controversy, demand, right, action, lien, indemnity, equity interest, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license, and franchise of any kind or character whatsoever, whether known, unknown, contingent or noncontingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, in contract or in tort, in law or in equity, or pursuant to any other theory of law.

“Chapter 11 Cases” has the meaning set forth in the recitals to this Agreement.

“Claim” means any “claim,” as defined in section 101(5) of the Bankruptcy Code, against a Debtor.

“Company Claims/Interests” means any Claim against, or Existing Interest in, a Company Party.

“Company Parties” has the meaning set forth in the preamble to this Agreement.

“Confirmation Order” means the order(s) entered by the Bankruptcy Court in the Chapter 11 Cases (i) approving the Disclosure Statement on a final basis under section 1125 of the Bankruptcy Code and (ii) confirming the Plan.

“Consenting Creditors” means, collectively, the Consenting Senior Secured Creditors and the Consenting Subordinated Creditors.

“Consenting Senior Secured Creditors” has the meaning set forth in the preamble to this Agreement.

“Consenting Stakeholder” has the meaning set forth in the preamble to this Agreement.

“Consenting Subordinated Convertible Noteholder” has the meaning set forth in the preamble to this Agreement.

“Consenting Subordinated Creditors” has the meaning set forth in the preamble to this Agreement.

“Consenting Subordinated Term Loan Lenders” has the meaning set forth in the preamble to this Agreement.

“Debtors” has the meaning set forth in the preamble to this Agreement.

“Definitive Documents” has the meaning set forth in Section 3.01.

“DIP Backstop Commitment” has the meaning set forth in the recitals to this Agreement.

“DIP Backstop Party” has the meaning set forth in the recitals to this Agreement.

“DIP Credit Agreement” means the credit agreement with respect to the DIP Facility which, for the avoidance of doubt, shall be on terms substantially consistent with the applicable terms and conditions set forth in the Restructuring Term Sheet and otherwise acceptable to the Required Consenting Senior Secured Creditors.

“DIP Documents” means any documentation governing the DIP Facility, including, without limitation, the DIP Orders, the DIP Motion, the DIP Credit Agreement, any guaranty related thereto, any collateral, security or other documentation related thereto, and any budget related thereto.

“DIP Facility” means the post-petition senior secured credit facility to be provided pursuant to, and subject to the terms and conditions of, the DIP Documents and in an amount to be agreed by the Company Parties and the Required Consenting Senior Secured Creditors.

“DIP Motion” means the motion filed by the Debtors seeking entry of the DIP Orders, together with all exhibits thereto and other documents the Debtors file in connection with such motion.

“DIP Orders” means, collectively, the Interim DIP Order, the Final DIP Order, and any other orders entered in the Chapter 11 Cases authorizing debtor-in-possession financing and/or the use of cash collateral.

“Disclosure Statement” means the disclosure statement in respect of the Plan and any exhibits and schedules thereto.

“Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

“Equity Backstop Commitment” has the meaning set forth in the recitals to this Agreement.

“Equity Backstop Premium” means a premium equal to 10% of the $20,000,000 of aggregate Equity Backstop Commitments, payable ratably to the Equity Backstop Parties in the form of New Common Equity, issued at the New Money Equity Price (as defined in the Restructuring Term Sheet).

“Equity Backstop Parties” has the meaning set forth in the Restructuring Term Sheet.

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Existing Interests” means, collectively, the shares (or any class thereof), common stock, preferred stock, general or limited partnership interests, limited liability company interests, and any other equity, ownership, or profits interests of any Company Party, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into any of the foregoing (in each case, whether or not arising under or in connection with any employment agreement and including any “equity security” (as such term is defined in section 101(16) of the Bankruptcy Code) in a Company Party).

“Final DIP Order” means the order entered in the Chapter 11 Cases authorizing, among other things, the Debtors’ entry into the DIP Facility on a final basis.

“First Day Pleadings” means all of the motions, proposed court orders, and other material documents that the Debtors file upon or around the commencement of the Chapter 11 Cases.

“Initial DIP Budget” means the initial budget to be used in connection with the DIP Facility, which shall be in form and substance acceptable to the Required Consenting Senior Secured Creditors.

“Interim DIP Order” means the order entered in the Chapter 11 Cases authorizing, among other things, the Debtors’ entry into the DIP Facility on an interim basis.

“Joinder” means a joinder to this Agreement substantially in the form attached to this Agreement as Exhibit D.

“Joinder Party” means any Entity that becomes a Party to this Agreement by executing a Joinder pursuant to the terms of this Agreement.

“Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

“MIP” means a management incentive plan to be adopted by the Reorganized ANHI on or after the Plan Effective Date, which shall be on terms consistent with the Restructuring Term Sheet.

“Milestones” means the milestones set forth in Section 3, provided that such dates may be extended or waived in writing by the Required Consenting Senior Secured Creditors (with email being sufficient).

“New Common Equity” means the common equity interests in Reorganized ANHI.

“New Money Common Equity Investment Opportunity” means the new money equity capital raise to be consummated by one or more of the Reorganized Debtors on the Plan Effective Date in accordance with the New Money Common Equity Opportunity Investment Documents and/or the Restructuring Term Sheet, as applicable.

“New Money Common Equity Investment Opportunity Documents” means any and all other agreements, documents, and instruments delivered or entered into in connection with, or otherwise governing, the New Money Common Equity Investment Opportunity, including the new money equity capital raise procedures, subscription forms, and any other materials distributed in connection with the New Money Common Equity Investment Opportunity.

“New Organizational Documents” means the documents providing for corporate governance of the Reorganized Debtors, which may include any form of certificate or articles of incorporation, bylaws, limited liability company agreement, partnership agreement, shareholders agreement, or such other applicable corporate governance documents, if any, for the Reorganized Debtors.

“New Warrant Documents” means the definitive documents with respect to the New Warrants to be issued in accordance with the Restructuring Term Sheet.

“New Warrants” has the meaning set forth in the Restructuring Term Sheet.

“Outside Date” has the meaning set forth in Section 12.06 of this Agreement.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Transferee” means each transferee of any Company Claims/Interests that satisfies the requirements of Section 10.01.

“Petition Date” means the first date on which any of the Company Parties voluntarily commences a Chapter 11 case.

“Plan” means the joint plan of reorganization, including any exhibits and schedules thereto, filed by the Debtors under chapter 11 of the Bankruptcy Code, that embodies the Restructuring Transactions and that is consistent with the Restructuring Term Sheet in all material respects.

“Plan Effective Date” means the date upon which all conditions precedent to the effectiveness of the Plan have been satisfied or are waived in accordance with the terms of this Agreement and the Plan, and on which the Restructuring Transactions become effective or are consummated.

“Plan Supplement” means the compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan to be filed by the Debtors with the Bankruptcy Court.

“Qualified Marketmaker” means an Entity that (a) holds itself out to the public or the applicable public or private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers some or all Company Claims/Interests (or enter with customers into long and short positions in some or all Company Claims/Interests), in its capacity as a dealer or market maker in some or all Company Claims/Interests and (b) is, in fact, regularly in the business of making a market in claims against or equity interests in issuers or borrowers (including debt securities or other debt).

“Reorganized Debtors” means (a) the Debtors, or any successor or assignee thereto, by merger, consolidation, reorganization, or otherwise, on or after the Plan Effective Date and (b) to the extent not already encompassed by clause (a), Reorganized ANHI and any newly formed subsidiaries thereof, on or after the Plan Effective Date, including the Entity or Entities in which the assets of the Estates are vested as of the Plan Effective Date.

“Reorganized ANHI” means either, as determined by the Debtors, with the reasonable consent of the Required Consenting Senior Secured Creditors, (a) ANHI, as reorganized pursuant to and under the Plan, or any successor or assign thereto by merger, consolidation, reorganization, or otherwise, or (b) a new Entity that may be formed or caused to be formed to, among other things, directly or indirectly acquire substantially all of the assets and/or equity of the Debtors and issue the New Common Equity to be distributed pursuant to the Plan or sold pursuant to the New Money Common Equity Investment Opportunity.

“Required Consenting Senior Secured Creditors” means, as of the relevant date, Consenting Senior Secured Creditors holding at least a majority of all Senior Secured Claims held by Consenting Senior Secured Creditors.

“Required Consenting Subordinated Creditors” means, as of the relevant date, Consenting Subordinated Creditors holding at least a majority of all Subordinated Claims held by Consenting Subordinated Creditors.

“Restructuring Term Sheet” means the restructuring term sheet attached hereto as Exhibit B.

“Restructuring Transactions” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Rules” means Rule 501(a)(1), (2), (3), and (7) of Regulation D under the Securities Act.

“Senior Secured Agent” means DBFIB ANI LLC, as administrative and collateral agent under the Senior Secured Term Loan Facility and the Senior Secured Convertible Note Purchase Agreement, or any successor thereto.

“Senior Secured Claim” means any Claims, arising under, derived from, based on or related to the Senior Secured Term Loan Facility and the Senior Secured Convertible Note Purchase Agreement, including, for the avoidance of doubt, in respect of principal, interest, fees, premiums, expenses, indemnities and other amounts arising thereunder excluding, for the avoidance of doubt, any such obligations rolled up into the DIP Facility after such roll-up has taken full and final effect.

“Senior Secured Convertible Note Purchase Agreement” means that certain Senior Secured Convertible Note Purchase and Guarantee Agreement, dated as of July 30, 2021, by and among New Beginnings Acquisition Corp., the Company Parties party thereto and the Senior Secured Agent, as may amended, amended and restated, supplemented or modified from time to time.

“Senior Secured Creditor Advisors” means Davis Polk & Wardwell LLP as counsel to the Consenting Senior Secured Creditors as well as any local and/or regulatory counsel(s) and any other advisors to the Consenting Senior Secured Creditors that are retained in connection with the Restructuring Transactions, including, without limitation, Richards, Layton & Finger P.C., Kabealo PLLC, King & Wood Malleson and Chiomenti Studio Legale LLC.

“Senior Secured Term Loan Facility” means that certain Fourth Amended and Restated Credit Agreement, dated as of December 22, 2023, by and among the Company Parties party thereto, the lenders from time to time party thereto and the Senior Secured Term Loan Facility Agent, as may be amended, amended and restated, supplemented or modified from time to time.

“Solicitation Materials” means all solicitation materials in respect of the Plan.

“Special Committee” means the special committee of the ANHI board of directors that was reconstituted on November 14, 2023 in connection with a potential financial recapitalization or restructuring of the Company Parties to develop plans, proposals and recommendations.

“Strategic Capital Process” means the marketing process for a raise of capital or potential sale of ANHI that is currently being undertaken by ANHI with advice from Dorsey & Whitney LLP and Intrepid Investment Bankers, LLC.

“Strategic Transaction” means one or more strategic commercial transactions (which transaction may be in the form of an equity investment or otherwise); provided that such transaction shall be acceptable to the Required Consenting Senior Secured Creditors in form and substance.

“Subordinated Claims” means, collectively, the Subordinated Convertible Note Claims and the Subordinated Term Loan Claims.

“Subordinated Convertible Note Claims” means any Claims arising under, derived from, based on or related to the Subordinated Convertible Note Purchase Agreement, including, for the avoidance of doubt, in respect of principal, interest and, to the extent applicable, fees, premiums, expenses, indemnities and other amounts arising thereunder.

“Subordinated Convertible Note Purchase Agreement” means that certain Convertible Note Purchase Agreement, dated as of August 6, 2015, by and among Airspan Networks, Inc. and Golden Wayford Limited as may be amended, amended and restated, supplemented or modified from time to time.

“Subordinated Term Loan Lender Advisors” means Sidley Austin LLP as counsel to the Consenting Subordinated Term Loan Lenders and Benesch, Friedlander, Coplan & Aronoff LLP as Delaware local counsel to the Consenting Subordinated Term Loan Lenders in connection with the Restructuring Transactions.

“Subordinated Term Loan Agreement” means that certain Term Loan Agreement, dated as of February 9, 2016, by and among Airspan Networks, Inc. and SoftBank Group Capital Limited and its assignees and successors as may be amended, amended and restated, supplemented or modified from time to time.

“Subordinated Term Loan Claims” means any Claims arising under, derived from, based on or related to the Subordinated Term Loan, including, for the avoidance of doubt, in respect of principal, interest and, to the extent applicable, fees, premiums, expenses, indemnities and other amounts arising thereunder.

“Termination Date” means the date on which termination of this Agreement as to a Party is effective in accordance with Sections 12.01.

“Transaction Expenses” means (i) all reasonable and documented fees and out-of-pocket expenses of the Senior Secured Creditor Advisors (including the reasonable and documented fees and out-of-pocket expenses of the Senior Secured Creditor Advisors accrued since the inception of their respective engagements); (ii) all reasonable and documented fees and out-of-pocket expenses of the Subordinated Term Loan Lender Advisors up to an aggregate cap of $350,000 (which, for the avoidance of doubt, shall include any fees and out-of-pocket expenses of the Subordinated Term Loan Lender Advisors paid as a condition to effectiveness of this Agreement), provided, that such amount shall be increased to $400,000 in the aggregate in the event the Company Parties elect to pursue an Acceptable Sale Transaction, in each case as incurred in connection with the Company Parties, this Agreement, the Definitive Documents, and the Restructuring Transactions and (iii) all reasonable and documented fees and out-of-pocket expenses of the Consenting Subordinated Convertible Noteholder, up to an aggregate cap of $45,000.

“Transfer” means to sell, resell, reallocate, pledge, assign, transfer, hypothecate, participate, donate, or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions); provided, however, that any pledge in favor of (a) a bank or broker dealer at which a Consenting Stakeholder maintains an account, where such bank or broker dealer holds a security interest or other encumbrance over property in the account generally or (b) any lender, agent or trustee to secure obligations generally under debt issued by the applicable fund or account, in each case shall not be deemed a “Transfer” for any purposes hereunder so long as such pledge does not result in the inability of the applicable Consenting Stakeholder granting such pledge to vote its Company Claims/Interests to accept the Plan.

“Transfer Agreement” means an executed form of the transfer agreement providing, among other things, that a transferee is bound by the terms of this Agreement and substantially in the form attached to this Agreement as Exhibit C.

1.02. Interpretation. For purposes of this Agreement:

(a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c) unless otherwise specified, any reference in this Agreement to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; provided that references in this Agreement to any Definitive Document shall mean such Definitive Document in form and substance as required pursuant to Section 3.02.

(d) any reference in this Agreement to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time in accordance with this Agreement, if applicable; provided that any capitalized terms in this Agreement that are defined with reference to another agreement are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date of this Agreement;

(e) unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(f) the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(g) captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(h) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws; and

(i) the use of “include” or “including” is without limitation, whether stated or not.

Section 2. Effectiveness of this Agreement. This Agreement shall become effective and binding upon the time and date on which all of the following conditions have been satisfied or waived in accordance with this Agreement:

(a) each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the other Parties;

(b) holders of at least two-thirds (66.67%) of the aggregate outstanding principal amount of Senior Secured Claims shall have executed and delivered counterpart signature pages of this Agreement in accordance with Section 16.07;

(c) holders of at least two-thirds (66.67%) of the aggregate outstanding principal amount of Subordinated Claims shall have executed and delivered counterpart signature pages of this Agreement in accordance with Section 16.07; and

(d) all fees and expenses that would constitute Transaction Expenses incurred by the Senior Secured Creditor Advisors and the Subordinated Term Loan Lender Advisors prior to entry into this Agreement shall be paid in full.

Section 3. Definitive Documents.

3.01. The definitive documents governing the Restructuring Transactions shall consist of the following (collectively, the “Definitive Documents”):

(a) the Plan (including, for the avoidance of doubt, all annexes, exhibits, schedules, and supplements related thereto, including the Plan Supplement);

(b) the Confirmation Order and any pleadings filed by the Debtors in support of entry thereof;

(c) the Disclosure Statement and Solicitation Materials (including any motion seeking either approval of the Disclosure Statement or combined or conditional approval of the Disclosure Statement and/or Plan);

(d) the First Day Pleadings;

(e) the DIP Documents;

(f) any “key employee” retention or incentive plan or MIP (if adopted prior to the Plan Effective Date) and any motion or order related thereto;

(g) the New Organizational Documents;

(h) the New Warrants Documents;

(i) the New Money Common Equity Investment Opportunity Documents;

(j) any documents related to a Strategic Transaction;

(k) any other material (with materiality determined in the reasonable discretion of the Senior Secured Creditor Advisors) agreements, applications, motions, pleadings, briefs, orders, and other filings with the Bankruptcy Court (including any documentation related to any equity or debt investment or offering with respect to any Company Party) that may be reasonably necessary or advisable to implement the Restructuring Transactions;

(l) any material pleadings that impose or seek authority to impose sell-down orders or restrictions on the ability of the Consenting Senior Secured Creditors, the Consenting Subordinated Creditors or other parties to trade any of the Company Parties’ securities; and

(m) any order, or amendment or modification of any order, entered by the Bankruptcy Court, and all other documents, motions, pleadings, briefs, applications, orders, agreements, supplements, and other filings by the Company Parties, including any summaries or term sheets in respect thereof, that are related to any of the foregoing or as may be reasonably necessary or advisable to implement the Restructuring Transactions, including in connection with the documentation and approval of any fees or expenses contemplated hereby or thereby;

provided that notwithstanding the foregoing, any monthly or quarterly operating reports, retention applications, fee applications, fee statements, and declarations in support thereof or related thereto shall not constitute Definitive Documents.

3.02. The Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date remain subject to negotiation and completion. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring Transactions shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement and shall be at all times (i) in form and substance acceptable in all respects to the Company Parties; (ii) in form and substance acceptable in all respects to the Required Consenting Senior Secured Creditors and (iii) in form and substance reasonably acceptable to the Required Consenting Subordinated Creditors, solely to the extent any Definitive Document or any amendment or modification thereto relates to the plan treatment of the Subordinated Claims as set forth in the Restructuring Term Sheet or otherwise affecting the material economic and legal rights thereof; provided, that the Consenting Subordinated Creditors’ rights with respect to New Common Equity and its status as a holder thereof (including as related to the New Governance Documentation) shall be no more expansive than the rights customarily given to junior creditors receiving similarly sized equity distributions in comparable restructuring transactions; provided, further, that the foregoing rights in favor of the Required Consenting Subordinated Creditors shall also apply to any such Consenting Subordinated Creditor that is being treated in a manner that is (x) inconsistent with the Restructuring Term Sheet and (y) materially adverse, relative to the treatment of all Consenting Subordinated Creditors, taken as a whole. In the event that a Definitive Document fails to satisfy the requirements of the foregoing sentence, any covenants, commitments or obligations of any Party with respect to supporting or performing obligations thereunder such Definitive Document shall be null and void and of no force and effect until such time as such Definitive Document satisfies such requirements.

Section 4. Milestones.

4.01. The Company Parties shall implement the Restructuring Transactions in accordance with the following Milestones (which, to the extent such date (including any extension thereof), does not consist of a date certain, shall be calculated under Rule 9006 of the Bankruptcy Rules) unless extended in writing by the Required Consenting Senior Secured Creditors (with email being sufficient):

(a) no later than March 22, 2024, the Initial DIP Budget shall be in agreed form satisfactory to the Required Consenting Senior Secured Creditors;

(b) no later than March 29, 2024, the Plan, Disclosure Statement, Interim DIP Order, the DIP Credit Agreement and the Solicitation Materials shall be in agreed form in accordance with Section 3;

(c) no later than March 30, 2024, solicitation of the Plan shall have commenced;

(d) no later than March 31, 2024, the Company Parties shall have commenced Chapter 11 Cases;

(e) no later than one (1) calendar day after the Petition Date, the Company Parties shall file with the Bankruptcy Court the Plan, Disclosure Statement and motion seeking entry of the Interim DIP Order;

(f) no later than three (3) days after the Petition Date, the Bankruptcy Court shall have entered the Interim DIP Order, (or, if such date cannot be met due solely to availability of the Bankruptcy Court, the next available Business Day);

(g) no later than twenty-five (25) days after the Petition Date, the Bankruptcy Court shall have entered the Final DIP Order, (or, if such date cannot be met due solely to availability of the Bankruptcy Court, the next available Business Day);

(h) no later than forty-five (45) days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order, (or, if such date cannot be met due solely to availability of the Bankruptcy Court, the next available Business Day); and

(i) no later than sixty (60) days after the Petition Date, the Plan Effective Date shall have occurred, (or, if such date cannot be met due solely to availability of the Bankruptcy Court, the next available Business Day).

Section 5. Commitments of the Consenting Stakeholders.

5.01. General Commitments.

(a) During the Agreement Effective Period, subject to the terms and conditions of this Agreement, each Consenting Stakeholder severally, and not jointly, agrees, in respect of all of its Company Claims/Interests presently owned and hereafter acquired (for so long as it remains the beneficial or record owner thereof, or the nominee, investment manager, or advisor for beneficial holders thereof), to:

(i) support the Restructuring Transactions, act in good faith, and use commercially reasonable efforts to take all actions, to the extent practicable and subject to the terms hereof, and reasonably requested or necessary to implement and consummate the Restructuring Transactions in accordance with the terms, conditions, and applicable deadlines set forth in this Agreement and the Definitive Documents, as applicable;

(ii) take all commercially reasonable actions to obtain and/or support the Company Parties in obtaining necessary or advisable regulatory or third-party approvals and providing notices in respect of regulatory and licensing requirements, as applicable, in connection with the Restructuring Transactions, including by providing all information reasonably requested by the Company Parties;

(iii) negotiate in good faith and use commercially reasonable efforts to execute (where applicable) and implement the Definitive Documents and any other agreements required to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

(iv) support, and not directly or indirectly object to, delay, impede, or take any other action to interfere with, confirmation or consummation of the Plan;

(v) support, and not directly or indirectly object to, delay, impede, or take any other action to interfere with, any motion or other pleading or document filed by a Debtor in the Bankruptcy Court or any other court that is consistent in all respects with this Agreement and the Restructuring Transactions; and

(vi) take or cause to be taken all corporate actions and provide all authorizations reasonably necessary in furtherance of the Restructuring Transactions as are within the authority of such Consenting Stakeholder.

(b) During the Agreement Effective Period, subject to the terms and conditions of this Agreement, each Consenting Stakeholder severally, and not jointly, agrees, in respect of all of its Company Claims/Interests presently owned and hereafter acquired (for so long as it remains the beneficial or record owner thereof, or the nominee, investment manager, or advisor for beneficial holders thereof), that it shall not directly or indirectly:

(i) take any action or fail to take any action where such action or failure to act would reasonably be expected to materially interfere with, delay or impede the implementation or consummation of the Restructuring Transactions;

(ii) propose, file or vote for any Alternative Restructuring Proposal;

(iii) file any motion, pleading, or other document with the Bankruptcy Court or any other court that is materially inconsistent with this Agreement or the Plan;

(iv) initiate, or have initiated on its behalf, any litigation or proceeding of any kind that is inconsistent with this Agreement or the Restructuring Transactions against the Company Parties or the other Parties (it being understood, for the avoidance of doubt, that any litigation or proceeding to enforce this Agreement or any Definitive Document or that is otherwise permitted under this Agreement shall not be construed to be inconsistent with this Agreement or the Restructuring Transactions);

(v) exercise, or direct any other person to exercise on its behalf, any remedy for the collection or recovery of any Company Claims/Interests, in a manner materially inconsistent with the other terms of this Agreement;

(vi) object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located, or interfere with the automatic stay arising under section 362 of the Bankruptcy Code;

(vii) with respect to any Consenting Stakeholder that is or becomes a “50-percent shareholder” within the meaning of Section 382(g)(4)(D) of the Code, take any worthless stock deduction in respect to any Existing Interests; provided that, for the avoidance of doubt, this subsection (vii) shall only apply to Existing Interests that are either (a) treated as “stock” in the Company under section 382 of the Code or (b) treated as an option that is deemed exercised under Treasury Regulation section 1.382-4(d); and

(viii) take any action, directly or indirectly, to contest or undermine the enforceability of this Agreement, any Definitive Document or any documentation related to the Senior Secured Claims or the Subordinated Claims (including any applicable intercreditor or subordination agreements in connection therewith).

5.02. Commitments with Respect to Chapter 11 Cases.

(a) During the Agreement Effective Period, each Consenting Stakeholder that is entitled to vote to accept or reject the Plan pursuant to its terms severally, and not jointly, agrees that it shall, subject to receipt by such Consenting Stakeholder of the Solicitation Materials:

(i) vote each of its Company Claims/Interests set forth on its signature page to this Agreement, any Transfer Agreement, or any Joinder to accept the Plan by delivering its duly executed and completed ballot accepting the Plan following the commencement of the solicitation of the Plan and its actual receipt of the Solicitation Materials and the ballot and prior to the deadline for such delivery;

(ii) (A) to the extent it is permitted to elect whether to opt out of the releases set forth in the Plan, elect not to opt out of such releases and (B) to the extent it is permitted to elect whether to opt in to the releases set forth in the Plan, elect to opt in to such releases, in each case by delivering its duly executed and completed ballot(s) indicating such election prior to the deadline for such delivery;

(iii) support, and not opt out of, releases, injunctions, discharge, indemnity, and exculpation provisions provided in the Plan; and

(iv) not change, withdraw, amend, or revoke (or cause to be changed, withdrawn, amended, or revoked) any vote or election referred to in clauses (i) and (ii) above.

(b) During the Agreement Effective Period, each Consenting Stakeholder, in respect of each of its Company Claims/Interests, will support, and will not directly or indirectly object to, delay, impede, or take any other action to interfere with any motion or other pleading or document filed by a Company Party in the Bankruptcy Court that is in compliance with this Agreement (including Section 3) and in furtherance of the Restructuring Transactions.

Section 6. Additional Provisions Regarding the Consenting Stakeholders’ Commitments. Notwithstanding anything contained in this Agreement, nothing in this Agreement and neither a vote to accept the Plan by a Consenting Stakeholder, nor the acceptance of the Plan by any Consenting Stakeholder, shall:

(a) be construed to prohibit any Consenting Stakeholder from enforcing this Agreement or any Definitive Document, or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement or the Definitive Documents, or exercising its rights or remedies reserved herein or in the Definitive Documents;

(b) be construed to prohibit or limit any Consenting Stakeholder from appearing as a party in interest in any matter to be adjudicated concerning any matter arising in the Chapter 11 Cases, so long as, during the Agreement Effective Period, the exercise of such right is not materially inconsistent with this Agreement or such Consenting Stakeholder’s obligations hereunder;

(c) be construed to prohibit or limit any Consenting Stakeholder from taking or directing any action relating to maintenance, protection, or preservation of any collateral, provided that such action is not materially inconsistent with this Agreement and does not hinder, delay, or prevent consummation of the Plan and the Restructuring Transactions;

(d) affect the ability of any Consenting Stakeholder to consult with any other Consenting Stakeholder, the Company Parties, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee); or

(e) require any Consenting Stakeholder to incur any expenses, liabilities or other obligations, or to agree to any commitments, undertakings, concessions, indemnities or other arrangements that could result in expenses, liabilities or other obligations, except as expressly set forth herein.

Section 7. Commitments of the Company Parties.

7.01. Affirmative Commitments. Except as set forth in Section 8.02, during the Agreement Effective Period, subject to the terms and conditions of this Agreement, the Company Parties agree to:

(a) use commercially reasonable efforts to support the Restructuring Transactions, act in good faith, take all actions, to the extent practicable and subject to the terms hereof, reasonably necessary to implement and consummate the Restructuring Transactions in accordance with the terms, conditions, and applicable deadlines set forth in this Agreement and the Definitive Documents, as applicable;

(b) comply with each Milestone;

(c) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated herein, take all steps reasonably necessary and desirable to address any such impediment (including to negotiate in good faith appropriate additional or alternative provisions to address any such impediment, in each case, in a manner acceptable to the Required Consenting Senior Secured Creditors);

(d) use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent and, upon request, consult with the Required Consenting Senior Secured Creditors (including through the Senior Secured Creditor Advisors) regarding the status and the material terms of any negotiations with any such stakeholders;

(e) use commercially reasonable efforts to diligently and timely obtain necessary or advisable regulatory and/or licensing approvals and comply with applicable noticing requirements in connection with the Restructuring Transactions, including by coordinating with and providing all information reasonably requested by the Consenting Stakeholders in connection therewith;

(f) use commercially reasonable efforts to obtain any and all required governmental, regulatory, and/or third-party approvals for the Restructuring Transactions;

(g) negotiate in good faith and use commercially reasonable efforts to execute (where applicable) and implement the Definitive Documents and any other agreements required to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

(h) operate the business of each of the Debtors in the ordinary course, taking into account the Restructuring Transactions and the filing of the Chapter 11 Cases, and in accordance with their business judgment and in a manner that is materially consistent with this Agreement and the business plan of the Debtors;

(i) as reasonably requested by the Required Consenting Senior Secured Creditors (which may be through the Senior Secured Creditor Advisors) cause management and advisors of the Company Parties to inform and/or confer with the Senior Secured Creditor Advisors as to: (i) the status and progress of the Restructuring Transactions, including progress in relation to the negotiations of the Definitive Documents, (ii) the status of obtaining any necessary or desirable authorizations (including any consents) with respect to the Restructuring Transactions from each Consenting Stakeholder, any competent judicial body, governmental authority, banking, taxation, supervisory, or regulatory body or any stock exchange, and (iii) operational and financial performance matters (including liquidity), collateral matters, contract and lease matters, and the general status of ongoing operations and, in each of the foregoing cases (i)-(iii), provide timely and reasonable responses to all reasonable diligence requests with respect to the foregoing, subject to any applicable restrictions and limitations set forth in any confidentiality agreements then in effect;

(j) pursue and negotiate a Strategic Transaction on terms and conditions acceptable to the Required Consenting Senior Secured Creditors;

(k) provide to the Senior Secured Creditor Advisors and Subordinated Creditor Advisors (solely with respect to the Definitive Documents that the Consenting Subordinated Creditors have consent rights pursuant to Section 3 hereof) drafts of all Definitive Documents and declarations related thereto (other than declarations in support of, or related to, retention applications, fee applications, or fee statements) that the Company Parties intend to file with the Bankruptcy Court as soon as reasonably practicable (and in all events prior to filing), and will use commercially reasonable efforts to provide such documents and declarations no less than two (2) days (or such shorter period as may be necessary in light of exigent circumstances) prior to such filing;

(l) provide the Senior Secured Creditor Advisors and the Subordinated Creditor Advisors drafts of the New Organizational Documents and New Warrant Documents at least ten (10) days (or as soon as reasonably practicable thereafter) prior to the deadline for such documents to be initially filed in the Plan Supplement;

(m) timely file a formal written reply to and oppose any objection filed with the Bankruptcy Court by any person with respect to the Definitive Documents;

(n) timely file a formal objection to and oppose any motion filed with the Bankruptcy Court by any person seeking the entry of an order (i) directing the appointment of a trustee or examiner (with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code), (ii) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (iii) dismissing the Chapter 11 Cases, or (iv) for relief that (y) is inconsistent with this Agreement in any material respect or (z) would reasonably be expected to frustrate the purposes of this Agreement, including by preventing consummation of the Restructuring Transactions;

(o) timely file a formal objection to and oppose any motion filed with the Bankruptcy Court by any person seeking the entry of an order modifying or terminating the Company Parties’ exclusive right to file and/or solicit acceptances of a plan of reorganization, as applicable;

(p) promptly (but in any event within one (1) Business Day) notify the Senior Secured Creditor Advisors in writing of the occurrence, or failure to occur, of any event of which the Company Parties have actual knowledge and which such occurrence or failure would likely (i) cause any representation of the Company Parties contained in this Agreement to be untrue or inaccurate in any material respect, (ii) cause any covenant of the Company Parties contained in this Agreement not to be satisfied in any material respect, (iii) cause any condition precedent contained in the Plan related to the obligations of the Company Parties not to occur or become impossible to satisfy; or (iv) comprise a material impediment to the implementation or consummation of the Restructuring Transactions;

(q) promptly (but in any event within one (1) Business Day) notify the Senior Secured Creditor Advisors and Subordinated Creditor Advisors in writing of the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that would reasonably be expected to prevent the consummation of a material portion of the Restructuring Transactions;

(r) negotiate in good faith upon reasonable request of the Required Consenting Senior Secured Creditors any modifications to the Restructuring Transactions that improve the tax efficiency of the Restructuring Transactions or are otherwise necessary to address any legal, financial, or structural impediment that may prevent the consummation of the Restructuring Transactions; and

(s) pay the Transaction Expenses in accordance with Section 15.

7.02. Negative Commitments. Except as set forth in Section 8.02, during the Agreement Effective Period, each of the Company Parties shall not directly or indirectly:

(a) take any action that would reasonably be expected to materially interfere with implementation or consummation of the Restructuring Transactions;

(b) take any action that is inconsistent in any material respect with, or is intended to frustrate or impede approval, implementation, and consummation of, the Restructuring Transactions, this Agreement or the Definitive Documents;

(c) file any motion, pleading, or other document with the Bankruptcy Court or any other court that is materially inconsistent with this Agreement or the Plan;

(d) take any action, directly or indirectly, to contest or undermine the enforceability of this Agreement, any Definitive Document or any documentation related to the Senior Secured Claims or the Subordinated Claims (including any applicable intercreditor or subordination agreements in connection therewith);

(e) seek to amend or modify the Definitive Documents in a manner that is materially inconsistent with this Agreement;

(f) consummate or enter into a definitive agreement evidencing any material merger, consolidation, disposition of material assets, acquisition of material assets, or similar transaction, pays any dividend, or incurs any indebtedness for borrowed money, in each case outside the ordinary course of business and other than the Restructuring Transactions or with the prior consent of the Required Consenting Senior Secured Creditors (not to be unreasonably withheld, conditioned or delayed); or

(g) except to the extent required by this Agreement or otherwise required to consummate the Restructuring Transactions or with the consent of the Required Consenting Senior Secured Creditors, take any action or inaction that would cause a change to the tax classification, for United States federal income tax purposes or for purposes of any equivalent tax classification outside the United States, of any Debtor or affiliate thereof.

Section 8. Additional Provisions Regarding Company Parties’ Commitments.

8.01. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require any Company Party or the board of directors, board of managers, or similar governing body of any Company Party, after consulting with counsel, to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 8.01 for which a Fiduciary Out Notice is provided in accordance herewith shall not be deemed to constitute a breach of this Agreement. This Section 8.01 shall not be deemed to amend, supplement or otherwise modify or constitute a waiver of, any Party’s rights to terminate this Agreement pursuant to Section 12 that may arise as a result of any action or inaction pursuant to this Section 8.01. The Company Parties shall give notice not later than one (1) Business Day following such determination (with email being sufficient) (a “Fiduciary Out Notice”) to the Senior Secured Creditor Advisors following a determination made in accordance with this Section 8.01 to take or not take action.

8.02. Notwithstanding anything to the contrary in this Agreement (but subject to Section 8.01), each Company Party and its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the right to: (a) receive any unsolicited Alternative Restructuring Proposal and analyze, discuss, respond to, facilitate, and negotiate any such unsolicited Alternative Restructuring Proposals and (b) continue to pursue the Strategic Capital Process, Strategic Transaction and/or an Acceptable Sale Transaction. If any Company Party receives an Alternative Restructuring Proposal or any proposal related to the Strategic Capital Process, Strategic Transaction or an Acceptable Sale Transaction, then such Company Party shall, within one (1) Business Day of receiving such proposal, provide the Senior Secured Creditor Advisors with all documentation received in connection with such proposal (or, if such proposal was not made in writing, a reasonably detailed summary of such proposal), including the identity of the person or group of persons involved and reasonable updates as to the status and progress of such proposal, and such Company Party shall use commercially reasonable efforts to respond promptly to reasonable information requests and questions from the Senior Secured Creditor Advisors relating to such proposal. The Company Parties shall consult in good faith with the Required Consenting Senior Secured Creditors regarding any response in respect of any such proposal. For the avoidance of doubt, notwithstanding Section 8.01 hereof, no Company Party shall enter any letter of intent, definitive documentation or other binding agreement with respect to an Acceptable Sale Transaction unless such agreement is in a form and substance acceptable to the Required Consenting Senior Secured Creditors.

8.03. Nothing in this Agreement shall: (a) impair or waive the rights of any Company Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; or (b) prevent any Company Party from enforcing this Agreement or any Definitive Document, or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement or the Definitive Documents, or exercising its rights or remedies reserved herein or in the Definitive Documents.

Section 9. Transfer of Company Claims/Interests.

9.01. During the Agreement Effective Period, no Consenting Stakeholder (as applicable) shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in any Company Claims/Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a) in the case of any Company Claims/Interests, the authorized transferee is either (i) an accredited investor as defined in Rule 144A under the Securities Act, (ii) a non-U.S. person in an offshore transaction as defined in Regulation S under the Securities Act or (iii) an institutional accredited investor (as defined in the Securities Rules), (iv) a Consenting Stakeholder;

(b) either (i) the transferee executes and delivers to counsel to the Company Parties and the Senior Secured Creditor Advisors, at or before the time of the proposed Transfer, a Transfer Agreement or (ii) the transferee is a Consenting Stakeholder and such transferee provides notice of such Transfer (including the amount, type of Company Claims/Interests Transferred and the identity of the purchasing Consenting Stakeholder) to counsel to the Company Parties and the Senior Secured Creditor Advisors by the close of business five (5) Business Days following such Transfer; and

(c) such Transfer shall neither violate Section. nor violate the terms of any order entered by the Bankruptcy Court with respect to preservation of tax attributes.

9.02. Upon compliance with the requirements of Section 9.01, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims/Interests. Any Transfer in violation of Section 9.01 shall be void ab initio.

9.03. This Agreement shall in no way be construed to preclude the Consenting Stakeholders from acquiring additional Company Claims/Interests; provided, however, that (a) such additional Company Claims/Interests shall automatically and immediately upon acquisition by a Consenting Stakeholders be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties) and (b) such Consenting Stakeholders must provide notice of such acquisition (including the amount and type of Company Claim/Existing Interest acquired) to counsel to the Company Parties and the Senior Secured Creditor Advisors within five (5) Business Days of such acquisition.

9.04. This Section 9 shall not impose any obligation on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting Stakeholder to Transfer any of its Company Claims/Interests. Notwithstanding anything to the contrary in this Agreement, to the extent a Company Party and another Party have entered into a confidentiality agreement, the terms of such confidentiality agreement shall continue to apply and remain in full force and effect according to its terms, and this Agreement does not supersede any rights or obligations otherwise arising under such confidentiality agreements.

9.05. Notwithstanding Section 9.01, but subject to Section 9.01(c), any Consenting Stakeholder may Transfer any Company Claim/Existing Interest to a Qualified Marketmaker and a Qualified Marketmaker that acquires any Company Claims/Interests with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims/Interests shall not be required to execute and deliver a Transfer Agreement in respect of such Company Claims/Interests, in each case, solely to the extent that (a) such Qualified Marketmaker subsequently transfers such Company Claims/Interests (by purchase, sale assignment, participation, or otherwise) within ten (10) Business Days of its acquisition to a transferee that is an Entity that is not an affiliate, affiliated fund, or affiliated Entity with a common investment advisor; (b) the transferee otherwise is a Permitted Transferee under Section 9.01; and (c) the Transfer otherwise is a permitted Transfer under Section 9.01. To the extent that a Consenting Stakeholder is acting in its capacity as a Qualified Marketmaker, it may Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title or interests in Company Claims/Interests that the Qualified Marketmaker acquires from a holder of the Company Claims/Interests who is not a Consenting Stakeholder without the requirement that the transferee be a Permitted Transferee.

9.06. Notwithstanding anything to the contrary in this Section 9, the restrictions on Transfer set forth in this Section 9 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer holding custody of such claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

Section 10. Representations and Warranties of Consenting Stakeholders. each Consenting Creditor severally, and not jointly, represents and warrants that, as of the date such Consenting Stakeholder executes and delivers this Agreement:

(a) it is or, after taking into account the settlement of any pending assignments of Company Claims/Interests to which such Consenting Stakeholder is a party as of the date of this Agreement, will be the beneficial or record owner of the face amount of the Company Claims/Interests or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims/Interests reflected in such Consenting Creditor’s signature page to this Agreement, a Joinder, or a Transfer Agreement, as applicable (as may be updated pursuant to Section 9);

(b) it has or, after taking into account the settlement of any pending assignments of Company Claims/Interests to which such Consenting Creditor is a party as of the date of this Agreement, will have the full power and authority to act on behalf of, vote and consent to matters concerning, such Company Claims/Interests;

(c) such Company Claims/Interests are or, after taking into account the settlement of any pending assignments of Company Claims/Interests to which such Consenting Creditor is a party as of the date of this Agreement, will be free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would materially and adversely affect in any way such Consenting Creditor’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed; provided that pledges in connection with transactions of the type described in clauses (a) and (b) of the definition of “Transfer” shall be deemed permissible under this subsection;

(d) it has or, after taking into account the settlement of any pending assignments of Company Claims/Interests to which such Consenting Creditor is a party as of the date of this Agreement, will have the full power to vote, approve changes to, and transfer all of its Company Claims/Interests reflected in such Consenting Creditor’s signature page to this Agreement, a Joinder, or a Transfer Agreement, as applicable (as may be updated pursuant to Section 9) as contemplated by this Agreement subject to applicable Law; and

(e) solely with respect to holders of Company Claims/Interests, (i) it is either (A) a qualified institutional buyer as defined in Rule 144A under the Securities Act, (B) not a U.S. person (as defined in Regulation S under the Securities Act), or (C) an institutional accredited investor (as defined in the Securities Rules), and (ii) any securities acquired by the Consenting Creditor in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act.

Section 11. Mutual Representations, Warranties, and Covenants. Each of the Parties represents, warrants, and covenants to each other Party, severally, and not jointly, as of the date such Party executes and delivers this Agreement:

(a) it is validly existing and in good standing under the Laws of the state of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b) except as (i) expressly provided in this Agreement, the Plan, and the Bankruptcy Code, or (ii) as may be necessary and/or required by the SEC or other securities regulatory authorities under applicable securities laws, no material registration or filing with, consent or approval, or notice to, or other action, with or by, any federal, state or governmental authority or regulatory body is required in order for it to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

(c) the entry into this Agreement and performance by it of the Restructuring Transactions do not conflict in any material respect with any Law or regulation applicable to it or with any of its articles of association, memorandum of association, or other constitutional documents;

(d) except as expressly provided in this Agreement, it has all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement; and

(e) except as expressly provided by this Agreement, it is not party to any other restructuring agreements with respect to the Company Parties with the other Parties to this Agreement.

Section 12. Termination Events.

12.01. Consenting Senior Secured Creditor Termination Events. The Required Consenting Senior Secured Creditors may terminate this Agreement as to all Parties (or as otherwise provided below), by delivering a written notice to counsel to the Company Parties in accordance with Section 16.10 upon the occurrence of any of the following events:

(a) the breach in any material respect by a Company Party of any of the representations, warranties, undertakings, commitments, or covenants of the Company Parties set forth in this Agreement that remains uncured for five (5) Business Days after the Required Consenting Senior Secured Creditors provide written notice to the Company Parties in accordance with Section 16.10 detailing any such breach;

(b) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) would reasonably be expected to prevent the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for ten (10) Business Days after the Required Consenting Senior Secured Creditors transmit a written notice to the Company Parties in accordance with Section 16.10 detailing any such issuance; provided that this termination right may not be exercised by any Party that sought or requested such ruling or order in contravention of any obligation set out in this Agreement;

(c) the entry of an order by the Bankruptcy Court or other court of competent jurisdiction, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the Required Consenting Senior Secured Creditors):

(i) converting one or more of the Chapter 11 Cases of a Debtor to a case under chapter 7 of the Bankruptcy Code;

(ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases of a Debtor;

(iii) dismissing the Chapter 11 Cases;

(iv) terminating any of the Debtors’ exclusive right to file a plan pursuant to section 1121 of the Bankruptcy Code;

(v) rejecting this Agreement;

(vi) denying confirmation of the Plan, or confirming the Plan pursuant to an order that is not in form and substance consistent with this Agreement, including the consent rights set forth in Section 3, and such order remains in effect for ten (10) Business Days after entry thereof;

(vii) denying approval of any premiums, fees or expenses to be paid in accordance herewith and with the Restructuring Transactions;

(viii) reversing or vacating the Confirmation Order without the prior written consent of the Required Consenting Senior Secured Creditors (with email being sufficient);

(ix) approving any plan, disclosure statement, or Definitive Document, in any such case, that is not in form or substance materially consistent with this Agreement, or that is not consistent in all respects with the consent rights set forth in Section 3; or

(x) granting relief from the automatic stay (as set forth in section 362 of the Bankruptcy Code) authorizing any Entity to proceed against any asset of any Company Party that would materially and adversely affect the Company Party’s operational or financial performance;

provided that, upon the filing of any request for the foregoing relief by a Consenting Subordinated Creditor, the Required Consenting Lenders may terminate this Agreement as to all Parties or solely as to the Consenting Subordinated Creditors;

(d) the failure to meet a Milestone, which has not been waived or extended in a manner consistent with this Agreement;

(e) the Bankruptcy Court grants relief that is inconsistent in any material respect with this Agreement, the Definitive Documents, or the Restructuring Transactions, and such inconsistent relief is not stayed, reversed or vacated to be consistent with this Agreement and the Restructuring Transactions within five (5) Business Days following written notice thereof to the Company Parties by the Required Consenting Senior Secured Creditors;

(f) the filing by any Company Party of any Definitive Document, motion, or pleading with the Bankruptcy Court that is not consistent in all material respects with this Agreement, and such filing is not withdrawn (or, in the case of a motion that has already been approved by an order of the Bankruptcy Court at the time the Company Parties are provided with such notice, such order is not stayed, reversed, or vacated) within five (5) Business Days following written notice thereof to the Company Parties by the Required Consenting Senior Secured Creditors, or the public announcement of any Company Party of its intention to take any such action;

(g) the occurrence of an “Event of Default” under the DIP Credit Agreement that has not been waived or timely cured in accordance therewith;

(h) other than as contemplated by this Agreement or in connection with the Chapter 11 Cases (including the failure to pay principal or interest during the Chapter 11 Cases), the occurrence of a payment event of default under the Senior Secured Term Loan Facility or the Senior Secured Convertible Note Purchase and Guarantee Agreement that has not been waived or timely cured in accordance therewith;

(i) any of the Company Parties consummates or enters into a definitive agreement evidencing any merger, consolidation, disposition of material assets, acquisition of material assets, or similar transaction, pays any dividends, or incurs any indebtedness for borrowed money, in each case other than the Restructuring Transactions (including the incurrence of the DIP Facility);

(j) any of the Company Parties enters into a material executory contract, lease, any key employee incentive plan or key employee retention plan, any new or amended agreement regarding executive compensation, or other compensation arrangement, in each case other than with the prior written consent of the Required Consenting Senior Secured Creditors;

(k) the failure of the Company Parties to promptly pay Transaction Expenses as and when due in accordance with Section 15;

(l) the commencement of any enforcement action against a Company Party or affiliate thereof that is not a Debtor;

(m) (i) any Company Party withdraws or revokes the Plan, (ii) any Company Party files, proposes or otherwise supports any (A) Alternative Restructuring Proposal or (B) amendment or modification to the Definitive Documents containing any terms that do not comply with the consent rights set forth in Section 3 which remains uncured (to the extent curable) for five (5) Business Days after the Required Consenting Senior Secured Creditors transmit a written notice in accordance with Section 16.10 detailing any such noncompliance, (iii) any Company Party provides a Fiduciary Out Notice to the Senior Secured Creditor Advisors or (iv) any Company Party publicly announces its intention to do any of the foregoing;

(n) other than the Chapter 11 Cases, if any Company Party (i) voluntarily commences any case or files any petition seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, receivership, reorganization, or other relief under any federal, state, or foreign bankruptcy, insolvency, administrative receivership, or similar law now or hereafter in effect, except as contemplated by this Agreement, (ii) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described in the preceding subsection (i), (iii) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official with respect to any Company Party or for a substantial part of such Company Party’s assets, (iv) makes a general assignment or arrangement for the benefit of creditors, or (v) takes any corporate action for the purpose of authorizing any of the foregoing; or

(o) any of the Company Parties (i) files any motion seeking to avoid, disallow, subordinate, or recharacterize any Credit Facility Claims or any lien or interest held by any Consenting Senior Secured Creditor arising under or relating to the Senior Secured Term Loan Facility or the Senior Secured Convertible Note Purchase and Guarantee Agreement or (ii) supports any application, adversary proceeding, or Cause of Action referred to in the immediately preceding clause (i) filed by a third party, or consents to the standing of any such third party to bring such application, adversary proceeding, or Cause of Action.

12.02. Consenting Subordinated Creditor Termination Events. The Required Consenting Subordinated Creditors may terminate this Agreement as to all Parties (or as otherwise provided below), by delivering a written notice to counsel to the Company Parties in accordance with Section 16.10 upon the occurrence of any of the following events:

(a) the breach in any material respect by a Company Party of any of the representations, warranties, undertakings, commitments, or covenants of the Company Parties set forth in this Agreement that remains uncured for five (5) Business Days after the Required Consenting Subordinated Creditors provide written notice to the Company Parties in accordance with Section 16.10 detailing any such breach;

(b) the entry of an order by the Bankruptcy Court or other court of competent jurisdiction, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the Required Consenting Subordinated Creditors):

(i) converting one or more of the Chapter 11 Cases of a Debtor to a case under chapter 7 of the Bankruptcy Code;

(ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases of a Debtor;

(iii) dismissing the Chapter 11 Cases; or

(iv) rejecting this Agreement;

(c) any of the Company Parties consummates or enters into a definitive agreement evidencing any merger, consolidation, disposition of material assets, acquisition of material assets, or similar transaction, pays any dividends, or incurs any indebtedness for borrowed money, in each case other than the Restructuring Transactions (including the incurrence of the DIP Facility);

(d) other than the Chapter 11 Cases, if any Company Party (i) voluntarily commences any case or files any petition seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, receivership, reorganization, or other relief under any federal, state, or foreign bankruptcy, insolvency, administrative receivership, or similar law now or hereafter in effect, except as contemplated by this Agreement, (ii) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described in the preceding subsection (i), (iii) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official with respect to any Company Party or for a substantial part of such Company Party’s assets, (iv) makes a general assignment or arrangement for the benefit of creditors, or (v) takes any corporate action for the purpose of authorizing any of the foregoing; or

(e) the termination of this Agreement by the Required Consenting Senior Secured Creditors.

(a) [Reserved].

12.03. Company Party Termination Events. Any Company Party may terminate this Agreement as to all Parties (except as otherwise provided below) upon prior written notice to all other Parties in accordance with Section 16.10 upon the occurrence of any of the following events:

(a) the board of directors, board of managers, restructuring officer, or such similar governing body of any Company Party determines in good faith, based on advice of counsel, that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law;

(b) the breach in any material respect by any Consenting Senior Secured Creditor holding at least 33.3% of the aggregate Senior Secured Claims held by all Consenting Senior Secured Creditors of any of the representations, warranties, undertakings, commitments, or covenants of such Consenting Senior Secured Creditor that remains uncured for a period of five (5) Business Days after the terminating Company Parties transmit a written notice in accordance with Section 16.10 detailing such breach;

(c) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for fourteen (14) Business Days after such terminating Company Party transmits a written notice in accordance with Section 16.10 hereof detailing any such issuance; provided that this termination right shall not apply to or be exercised by any Company Party to the extent that any Company Party sought or requested such ruling or order in contravention of any obligation or restriction set out in this Agreement; or

(d) the Bankruptcy Court enters an order denying confirmation of the Plan.

12.04. Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among the Required Consenting Senior Secured Creditors and each Company Party.

12.05. Automatic Termination. This Agreement shall terminate automatically without any further required action or notice immediately upon the earlier of (a) the occurrence of the Plan Effective Date or (b) one hundred and eighty (180) days after the Petition Date (the “Outside Date”); provided that if the Plan Effective Date shall not have occurred by the Outside Date solely as a result of the failure to receive all necessary or advisable regulatory approvals by the Outside Date, the Outside Date shall automatically extend to the earlier of (i) three (3) Business Days following the receipt of all necessary or advisable regulatory approvals or (ii) two hundred and ten (210) days after the Petition Date.

12.06. Effect of Termination. Upon the occurrence of a Termination Date (other than pursuant to Section 12.05) as to a Party, this Agreement shall be of no further force and effect as to such Party and each Party subject to such termination shall be released from its liabilities, obligations, commitments, undertakings, and agreements under or related to this Agreement (for the avoidance of doubt, if any Consenting Stakeholder that is also a DIP Backstop Party and/or an Equity Backstop Party is subject to such termination, the DIP Backstop Commitment and/or Equity Backstop Commitment of such Consenting Stakeholder shall automatically terminate upon the occurrence of such Termination Date), shall have no further rights, benefits, or privileges hereunder, shall have all rights and remedies that it would have had, had it not entered into this Agreement, and no such rights or remedies shall be deemed waived pursuant to a claim of laches or estoppel, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or Causes of Action; provided that in no event shall any such termination relieve a Party from (i) liability for its breach or non-performance of its obligations hereunder before the Termination Date and (ii) obligations under this Agreement which expressly survive any such termination pursuant to Section 14. The DIP Backstop Commitment and/or Equity Backstop Commitment of any Consenting Stakeholder shall terminate upon the termination of this Agreement as to such Consenting Stakeholder. Upon the occurrence of a Termination Date (other than pursuant to Section 12.06), (x) any and all consents or ballots tendered by the Consenting Stakeholders subject to such termination before such Termination Date shall be automatically deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Plan, the Restructuring Transactions, and this Agreement or otherwise; and (y) such ballots may be changed or resubmitted regardless of whether the applicable voting deadline has passed (without the need to seek a court order or consent from the Debtors allowing such change or resubmission). Notwithstanding the foregoing, any Consenting Stakeholder withdrawing or changing its vote pursuant to this Section 12.07 shall reasonably promptly provide written notice of such withdrawal or change to each other Party to this Agreement and, if such withdrawal or change occurs on or after the Petition Date, file notice of such withdrawal or change with the Bankruptcy Court. Nothing in this Agreement shall be construed as prohibiting a Party from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company Party or the ability of any Company Party to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting Stakeholder or (b) any right of any Consenting Stakeholder, or the ability of any Consenting Stakeholder, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or any other Consenting Stakeholder. Notwithstanding any provision to the contrary in this Section 12, no Party may exercise any of its respective termination rights as set forth herein if such Party is in material breach of this Agreement, except a termination pursuant to Section 12.04(a) or 12.06. Nothing in this Section 12.07 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 12.04(a).

Section 13. Amendments and Waivers.

(a) Subject to Section 3, this Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 13 and Section 16.20.

(b) This Agreement may be modified, amended, or supplemented, or a condition or requirement of this Agreement may be waived, in a writing signed by (i) each Company Party, the (ii) Required Consenting Senior Secured Creditors, (iii) to the extent any modification, amendment, waiver or supplement (A) adversely modifies the economic treatment of the Subordinated Claims as specified in the Restructuring Term Sheet, (B) materially and adversely affects the rights or obligations of the Consenting Subordinated Creditors relative to the rights or obligations of all Consenting Stakeholders, taken as a whole, in a manner inconsistent with this Agreement and/or the Restructuring Term Sheet or (C) imposes any new or additional affirmative performance obligations on the Consenting Subordinated Creditors that are not contemplated by this Agreement, the Restructuring Term Sheet or any Definitive Document (or amendment thereto) previously consented to by the Required Consenting Subordinated Creditors, the Required Consenting Subordinated Creditors, (iv) solely to the extent of any amendment or modification to the DIP Backstop Commitments set forth in section 17 of this Agreement, each DIP Backstop Party and (vi) solely to the extent of any amendment or modification to the Equity Backstop Commitments set forth in section 18 of this Agreement, including any premiums contemplated thereby, each Equity Backstop Party. Any amendment that alters the tenor, amount or other material economic terms of any commitments contemplated hereby requires the consent of each party making such commitments. Any consent required to be provided pursuant to this Section 13 may be delivered by email from counsel. Any proposed modification, amendment, waiver or supplement that does not comply with this Section 13 shall be ineffective and void ab initio.

(c) The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power, or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise of such right, power, or remedy or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

Section 14. Survival.

Notwithstanding the termination of this Agreement pursuant to Section 12, the agreements and obligations of the Parties set forth in Section 1, Section 12.06, Section 14, Section 15 and Section 16 (and any defined terms used in any such Sections) shall survive such termination and shall continue in full force and effect in accordance with the terms hereof; provided that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination.

Section 15. Fees and Expenses.

15.01. The Company Parties shall promptly pay or reimburse outstanding Transaction Expenses of the Senior Secured Creditor Advisors; provided that, with respect to any such Transaction Expenses of the Senior Secured Creditor Advisors that were due and payable as of the Agreement Effective Date, the Company Parties shall pay any such Transaction Expenses on the Agreement Effective Date. The Company Parties shall pay or reimburse outstanding Transaction Expenses of the Subordinated Term Loan Lender Advisors (other than the Transaction Expenses paid as of the Agreement Effective Date) and the advisors to the Consenting Subordinated Convertible Noteholder as of the Effective Date. The Transaction Expenses shall be payable by the Company Parties without any requirement to (i) file retention or fee applications, (ii) provide notice to any Person other than the Company Parties and its counsel, or (iii) provide itemized time detail to the Company Parties or any other Person.

Section 16. Miscellaneous.

16.01. Acknowledgement. Notwithstanding any other provision of this Agreement, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, and/or other applicable Law.

16.02. Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signatures pages, and schedules attached to this Agreement is expressly incorporated and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules to this Agreement) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules to this Agreement) shall govern, provided that, in the event the terms and conditions set forth in the Restructuring Term Sheet and in this Agreement are inconsistent, the Restructuring Term Sheet shall control, except that with respect to Section 15, this Agreement shall control.

16.03. Further Assurances. Subject to the other terms of this Agreement, the Parties agree to use their commercially reasonable efforts to execute and deliver such other instruments and perform such acts, in addition to the matters specified in this Agreement, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions, as applicable.

16.04. Complete Agreement. Except as otherwise explicitly provided in this Agreement, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, oral or written, among the Parties with respect thereto. The Parties acknowledge and agree that they are not relying on any representations or warranties with respect to the subject matter of this Agreement other than as set forth in this Agreement.

16.05. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

(a) By its execution and delivery of this Agreement, each Party irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in any state or federal court of competent jurisdiction in New York County, State of New York, and by execution and delivery of this Agreement, each of the Parties hereby: (i) irrevocably accepts and submits itself to the nonexclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding; and (ii) waives any objection to laying venue in any such action, suit or proceeding.

(b) Notwithstanding the foregoing, if the Chapter 11 Cases are commenced, nothing shall limit the authority of the Bankruptcy Court to hear any matter related to or arising out of this Agreement, and each Party irrevocably and unconditionally consents to the jurisdiction and venue of the Bankruptcy Court to hear and determine such matters during the pendency of the Chapter 11 Cases and hereby waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party to this Agreement.

16.06. TRIAL BY JURY WAIVER. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

16.07. Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party. No Party or its advisors shall disclose to any Person or Entity (including, for the avoidance of doubt, any other Party) the holdings information of any Consenting Stakeholder without such Consenting Stakeholder’s prior written consent; provided that signature pages executed by Consenting Stakeholders shall be delivered to (a) all Consenting Stakeholders in redacted form that removes the details of such Consenting Stakeholder’s holdings of the Company Claims/Interests listed thereon and (b) the Debtors, their counsel and the Senior Secured Creditor Advisors in unredacted form (to be held on a professionals’ eyes-only basis). Any public filing of this Agreement, with the Bankruptcy Court or otherwise shall not include signature pages of Consenting Stakeholders unless specifically required by the Bankruptcy Court.

16.08. Rules of Construction. This Agreement is the product of negotiations among the Parties, and in the enforcement or interpretation of this Agreement, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion of this Agreement, shall not be effective in regard to the interpretation of this Agreement. The Parties were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

16.09. Successors and Assigns; Third Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third-party beneficiaries under this Agreement and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or Entity except as set forth in Section 9.

16.10. Notices. All notices hereunder shall be deemed given if in writing and delivered by electronic mail to the following addresses (or at such other addresses as shall be specified by like notice):

(a)	if to a Company Party, to:

Airspan Networks Holdings, Inc.

777 Yamato Road

Boca Raton, Florida 33431

Attn: David Brandt

E-mail: dbrant@airspan.com

with copies to:

Dorsey & Whitney LLP

E-mail: DW-Airspan-Rx@dorsey.com

(b) if to a Consenting Senior Secured Creditor, to the address set forth on its signature page hereto or such Consenting Senior Secured Creditor’s Transfer Agreement or Joinder, as applicable with copies to:

Davis Polk & Wardwell LLP

Email: airspan.dpw@davispolk.com

(c) if to a Consenting Subordinated Term Loan Lender, to the address set forth on its signature page hereto or such Consenting Subordinated Creditor’s Transfer Agreement or Joinder, as applicable.

with copies to:

Sidley Austin LLP

ATTN: Anthony Grossi; Jason Hufendick

Email: agrossi@sidley.com; jhufendick@sidley.com

(d) if to the Consenting Subordinated Convertible Noteholder, to the address set forth on its signature page hereto or such Subordinated Convertible Noteholder’s Transfer Agreement.

16.11. Independent Due Diligence and Decision Making. Each Consenting Stakeholder hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Company Parties.

16.12. Enforceability of Agreement. Each of the Parties, to the fullest extent permitted by law, waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising termination rights under this Agreement, to the extent the Bankruptcy Court determines that such relief is required.

16.13. Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating to this Agreement shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

16.14. Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

16.15. Relationship Among Parties. Notwithstanding anything herein to the contrary, (a) the duties and obligations of the Parties under this Agreement shall be several, not joint; (b) no Party shall have any responsibility by virtue of this Agreement for any trading by any other entity; (c) no prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement; (d) the Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Company Parties and the Parties do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended; and (e) none of the Consenting Stakeholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities in any kind or form to each other, the Company Parties or any of the Company Party’s other creditors or stakeholders, including as a result of this Agreement or the Restructuring Transactions.

16.16. Several, Not Joint, Claims. Except where otherwise specified, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

16.17. Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

16.18. Capacities of Consenting Stakeholders. Each Consenting Stakeholder has entered into this Agreement on account of all Company Claims/Interests that it holds (directly or through discretionary accounts that it manages or advises) and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims/Interests.

16.19. Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect of this Agreement at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

16.20. Email Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, including a written approval by the Company Parties, the Required Consenting Senior Secured Creditors, or the Required Consenting Subordinated Creditors, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including by email) between each such counsel without representations or warranties of any kind on behalf of such counsel.

16.21. Disclosure; Publicity. Unless otherwise required by Law, the Company Parties shall submit drafts to the Senior Secured Creditor Advisors of any press releases and public documents that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement prior to making any such disclosure, and shall afford the Senior Secured Creditor Advisors a reasonable opportunity under the circumstances to comment on such documents and disclosures and shall incorporate any such reasonable comments in good faith. Except as required by Law, no Party or its advisors shall (a) use the name of any Consenting Stakeholders in any public manner (including in any press release) with respect to this Agreement, the Restructuring Transactions, or any of the Definitive Documents or (b) disclose to any Entity (including, for the avoidance of doubt, any other Consenting Stakeholder), other than advisors to the Company Parties, the principal amount or percentage of any Company Claims/Interests held by any Consenting Stakeholders without such Consenting Stakeholder’s prior written consent (it being understood and agreed that each Consenting

Stakeholder’s signature page to this Agreement shall be redacted to remove the name of such Consenting Stakeholders and the amount and/or percentage of Company Claims/Interests held by such Consenting Stakeholder to the extent this Agreement is filed on the docket maintained in the Chapter 11 Cases or otherwise made publicly available); provided, however, that (x) if such disclosure is required by Law, and to the extent reasonably practicable and not otherwise prohibited by Law, the disclosing Party shall afford the relevant Consenting Stakeholder a reasonable opportunity to review and comment in advance of such disclosure and such Party shall take all reasonable measures to limit such disclosure and (y) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Company Claims/Interests held by the Consenting Stakeholders of the same class, collectively. Notwithstanding the provisions in this Section 16.21, (1) any Party may disclose the identities of the other Parties in any action to enforce this Agreement or in any action for damages as a result of any breaches hereof and (2) any Party may disclose, to the extent expressly consented to in writing in advance by a Consenting Stakeholder, such Consenting Stakeholder’s identity and individual holdings.

Section 17. DIP Backstop Commitments

(a) Subject to the termination rights set forth in Section 12.01 and subject to the conditions described herein and in the DIP Credit Agreement, each of the DIP Backstop Parties hereby commits to provide, severally but not jointly, a portion of the DIP Facility in an amount equal to the DIP Backstop Commitment of such DIP Backstop Party as set forth on Exhibit E.

Section 18. Equity Backstop Commitments

(a) Each of the Equity Backstop Parties hereby commits, severally and not jointly, to backstop the New Money Common Equity Investment Opportunity, up to an amount, in aggregate, that is equal to the sum of (i) all obligations due and owing on the Plan Effective Date under the DIP Facility, plus (ii) $20,000,000 in a manner consistent with the Restructuring Term Sheet (and provided, for the avoidance of doubt, that the New Money Common Equity Investment Opportunity shall not exceed $95,000,000 in total). Each Equity Backstop Party’s percentage allocation of the Equity Backstop Commitments shall be as set forth on Exhibit F.

(b) As consideration for the Equity Backstop Commitments, the Company Parties collectively agree to pay to the Equity Backstop Premium. The Equity Backstop Premium shall be fully earned, nonrefundable and non-avoidable upon execution of this Agreement and shall be paid free and clear of any withholding or deduction on account of taxes except to the extent required by applicable law.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[Signature Page Follows.]

AIRSPAN NETWORKS INC.

AIRSPAN NETWORKS HOLDINGS INC.

AIRSPAN IP HOLDCO LLC

AIRSPAN NETWORKS (SG) INC.

By:	/s/ Glenn Laxdal
Name:	Glenn Laxdal
Title:	President and Chief Executive Officer

[Company Parties Signature Page]

[Creditor signature pages on file with the Company.]

EXHIBIT A

Company Parties

1.	Air span Networks Inc.

2.	Airspan Networks Holdings Inc.

3.	Air span IP Holdco LLC

4.	Air span Networks (SG) Inc.

EXHIBIT B

Restructuring Term Sheet

EXECUTION VERSION

Airspan Networks Holdings, Inc.

Indicative Terms of Consensual Restructuring

This term sheet (this “Restructuring Term Sheet”) contains certain material terms and conditions of the proposed restructuring (the “Restructuring,” and the transactions contemplated in connection therewith the “Restructuring Transactions”) of Airspan Networks Holdings, Inc. (“ANHI”) and certain of its direct and indirect subsidiaries (together with ANHI, each, a “Company Party,” and collectively, and including any successors thereto, the “Company Parties” or “Airspan”). This Restructuring Term Sheet shall be attached to the Restructuring Support Agreement by and among the Company Parties, the Consenting Senior Secured Creditors and the Consenting Subordinated Creditors (each as defined in the Restructuring Support Agreement).

This Restructuring Term Sheet is neither an offer to buy or sell any security nor a solicitation of acceptances of a chapter 11 plan within the meaning of Section 1125 of the United States Bankruptcy Code. Any such offer or solicitation will comply with all applicable securities laws and provisions of the United States Bankruptcy Code.

MATERIAL TERMS OF THE RESTRUCTURING
Overview of the Restructuring	This Restructuring Term Sheet contemplates a consensually supported, prepackaged chapter 11 plan of reorganization (as amended, restated, modified or otherwise supplemented, the “Plan”).
Treatment of Claims
DIP Claims	Repaid in cash in full with the proceeds of the New Money Common Equity Investment Opportunity.
Treatment of Senior Secured Claims[1]	Each holder of Senior Secured Claims shall receive:

(a) its pro rata share of 94.375% of new common equity interests of reorganized Airspan (“New Common Equity”), subject to dilution on account of the MIP, the New Money Equity, the New Warrants and any backstop or other fees or premiums to be paid in the form of New Common Equity; and

(b) the right to participate (or for such holder’s affiliates to participate) in the New Money Common Equity Investment Opportunity as set forth below.
For the avoidance of doubt, Senior Secured Claims shall not include any amounts “rolled-up” into the DIP Facility.

[1]	“Senior Secured Claims” shall include, after giving effect to the roll-up in connection with the DIP Facility, all claims in respect of principal, accrued interest, fees, premiums, expenses, indemnities and other amounts arising under (i) that certain Fourth Amended and Restated Credit Agreement, dated as of December 22, 2023, by and among the Company Parties party thereto, the lenders from time to time party thereto and DBFIB ANI LLC as administrative agent and collateral agent (the “Agent”) (the “Senior Secured Term Loan Facility” and the term loans issued thereunder, the “Senior Secured Term Loans”) and (ii) that certain Senior Secured Convertible Note Purchase and Guarantee Agreement, dated as of July 30, 2021, by and among New Beginnings Acquisition Corp., the Company Parties party thereto and the Agent (the “Senior Secured Convertible Note Purchase Agreement”), in each case, as may be amended, amended and restated, supplemented or modified from time to time.

General Unsecured Claims	Each allowed General Unsecured Claim shall be reinstated and paid in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such General Unsecured Claim, or otherwise provided such treatment to render it Unimpaired.
Subordinated Claims[2]	Each holder of Subordinated Claims shall receive:
	(a)	its pro rata share of 5.625% of the New Common Equity, subject to dilution on account of the MIP, the New Money Equity, the New Warrants and any backstop or other fees or premiums to be paid in the form of New Common Equity;

	(b)	its pro rata share of the New Existing Subordinated Debt Warrants (as defined below); and

	(c)	the right to participate (or for such holder’s affiliates to participate) in the New Money Common Equity Investment Opportunity as set forth below.
Existing Common Stock Interests

All Existing Common Stock Interests shall be canceled, released and extinguished and will be of no further force and effect. Notwithstanding the foregoing, each holder Existing Common Stock Interests shall, in exchange for providing the third party releases set forth in the Plan (each such holder, an “Eligible Holder”), receive its pro rata share (based on such holder’s percentage ownership of Existing Common Equity relative to all Existing Common Equity outstanding) of $450,000 cash (the “Equity Cash Pool”).

Alternatively, each Eligible Holder may elect to receive, in lieu of a share of the Equity Cash Pool, its pro rata share (based on such holder’s percentage ownership of Existing Common Equity relative to all Existing Common Equity outstanding) of New Existing Equity Warrants; provided that, if more than 150 holders of Existing Common Equity elect to receive New Existing Equity Warrants, no New Existing Equity Warrants shall be issued and all holders of Existing Common Equity shall instead receive shares of the Equity Cash Pool.

[2]	“Subordinated Claims” shall include all claims arising under (i) that certain Convertible Note Purchase Agreement, dated as of August 6, 2015, by and between Airspan Networks, Inc. and Golden Wayford Limited and (ii) that certain Term Loan Agreement, dated as of February 9, 2016, by and between Airspan Networks, Inc. and SoftBank Group Capital Limited, in each case, as may be amended, amended and restated, supplemented or modified from time to time.

The Equity Cash Pool shall be ratably reduced in respect of (a) any holder of Existing Common Stock Interests that elect to receive (and do receive) the New Existing Equity Interests and (b) any Existing Common Stock Interests that are not held by Eligible Holders.

Holders that are not Eligible Holders will have their Existing Common Stock Interests canceled for no consideration.
Other Restructuring Terms
DIP Facility

The Consenting Senior Secured Creditors, along with any other applicable supporting holders of Senior Secured Claims, will backstop 100% of a $55.5 million senior secured superpriority debtor-in-possession delayed draw term loan facility, which will include: (a) $18.2 million of new-money loans (with $7.5 million available on an interim basis and the remainder available on a final basis) and (b) a “roll up” of $37.3 million of Senior Secured Term Loans, which roll-up shall take effect upon the initial closing of the DIP Facility (collectively, the “DIP Loans”).

The DIP Facility shall be guaranteed by each Company Party that is a debtor in the chapter 11 cases and secured by substantially all assets of such Company Parties, in each case on a superpriority basis customary for debtor-in-possession financings, subject to a customary carve out. The DIP Facility shall have terms and conditions acceptable to the Required Consenting Senior Secured Creditors, which shall include, without limitation, the following:

	●	Interest Rate: Same as Senior Secured Term Loans, all paid-in-kind.

	●	Maturity: 6 months, subject to earlier maturity upon consummation of the Plan, a sale of all or substantially all assets of the Company Parties, conversion of the chapter 11 cases and other customary triggers.

	●	Commitment Premium: 3% of all DIP Obligations, earned upon entry of the Interim Order.

	●	Exit Premium: 3% of all DIP Obligations, payable at maturity, or earlier, with respect to any DIP Obligations that are prepaid, repaid or refinanced prior to maturity.
Each holder of Senior Secured Claims shall have the opportunity to participate pro rata in the DIP Facility.

Adequate protection for holders of Senior Secured Claims will include superpriority liens and claims, expense reimbursement and indemnification in favor of Required Consenting Senior Secured Creditors and other customary rights and protections.
New Money Common Equity Investment Opportunity

On the effective date of the Plan (the “Effective Date”), Airspan shall consummate a new-money equity capital raise in an amount of up to $95 million in aggregate (such new equity, the “New Money Common Equity”), which shall be backstopped, up to an amount equal to the sum of (i) the amount of all obligations due and owing under the DIP Facility as of the Effective Date, plus (ii) $20 million, by certain holders of Senior Secured Claims and, as applicable and acceptable to Required Consenting Senior Secured Creditors, one or more third-party strategic partners or other investors (such parties, the “Equity Backstop Parties”).

The price per share of the New Money Common Equity will be based on an indicative enterprise value of Airspan of $86.0 million, (a) prior to taking into account the funding of the DIP Facility, the senior secured bridge liquidity extended by certain of the Consenting Senior Secured Creditors from and after December 22, 2023 and the funding of New Common Equity and (b) assuming an Effective Date of May 30, 2023 (the “New Money Equity Price”).

	●	Up to $90 million of the New Money Common Equity (to be reduced by any amounts committed by or otherwise allocated to the Other Investors) will be offered for ratable participation by holders of Senior Secured Claims at the New Money Equity Price.

	●	$5 million of New Money Common Equity will be offered for ratable participation by holders of Subordinated Claims at the New Money Equity Price.

	●	Backstop Fee: In respect of $20 million of the total backstop commitments, the Equity Backstop Parties will receive a 10% backstop premium, payable in the form of New of New Money Common Equity issued at the New Money Equity Price.

At the election of the Required Consenting Senior Secured Creditors, up to $20 million of aggregate backstop commitments and/or participation in the New Money Common Equity Investment Opportunity may be allocated to one or more third-party strategic partners or other investors. Any such allocation shall result in a corresponding reduction of the amount of New Money Common Equity Investment Opportunity allocated to existing creditors.

The New Money Common Equity Investment Opportunity will be offered in the form of a rights offering or other subscription process for applicable creditors. Equity Backstop Parties and their affiliates may use DIP Facility obligations to pay any and all amounts in respect of the New Common Equity Investment Opportunity and backstop commitments in lieu of cash.
New Warrants

Reorganized Airspan will issue (as applicable based on Plan acceptance and treatment elections) new warrants (the “New Warrants”), consisting of and exercisable into (i) if applicable based on Plan acceptance and treatment elections, up to 3 % of New Common Equity (reduced ratably for the holders of Existing Common Equity interests that do not elect to receive New Warrants) (the “New Existing Equity Warrants”) and (ii) 6.25% of New Common Equity to holders of Subordinated Claims on a pro rata basis on a fully diluted basis with customary anti-dilution protection (the “New Existing Subordinated Debt Warrants”).

The New Warrants will consist of two tranches, with each applicable holder receiving its pro rata share of each tranche:
○ Tranche 1: New Warrants with aggregate equity strike price to equal an implied share price using a post-transaction enterprise value equal to $178 million.

○ Tranche 2: New Warrants with aggregate equity strike price to equal an implied share price using a post-transaction enterprise value equal to $250 million.

	●	Exercise Period: Five years following the Effective Date.

	●	Voting Rights: The New Warrants will have no voting rights prior to exercise.

	●	Settlement: Net share settlement.

The New Existing Equity Warrants will consist of (i) Tranche 1 New Warrants for up to 1% of New Common Equity and (ii) Tranche 2 New Warrants for up to 2% of New Common Equity.

The New Existing Subordinated Debt Warrants will consist of (i) Tranche 1 New Warrants for up to 3.125% of New Common Equity and (ii) Tranche 2 New Warrants for up to 3.125% New Common Equity.

The documents governing the New Existing Subordinated Debt Warrants shall be acceptable to the Required Consenting Senior Secured Creditors and reasonably acceptable to the Required Consenting Subordinated Creditors.

MIP / KERP	●

MIP: Up to 10% of New Common Equity, to be structured and approved by the board of directors of reorganized Airspan; provided that the Required Consenting Senior Secured Creditors will engage with the Company Parties in good faith to determine an initial set of allocations.

● KERP: The Required Consenting Senior Secured Creditors and the Company Parties will discuss in good faith adoption of a key-employee retention plan to provide cash-based retention payments to non-insiders.
Definitive Documents	All documents necessary to effectuate the Restructuring, including, without limitation, the Plan, the disclosure statement therefor, any pleadings of the Company Parties relating to “first day” or other relief, any support agreements, any governance documents and any definitive documentation governing the debt and equity instruments and investments described herein (including covenants, representations and warrants, conditions and similar terms to be negotiated) shall be in form and substance (a) acceptable to the Required Consenting Senior Secured Creditors and (b) reasonably acceptable to Required Consenting Subordinated Creditors solely to the extent of any terms or conditions in any such documents that relate to the plan treatment of the Subordinated Claims (solely to the extent described herein or otherwise affecting the material economic and legal terms thereof); provided that the Required Consenting Subordinated Creditors’ rights with respect to New Common Equity and their status as a holder thereof (including as related to governance) shall be no more expansive than the rights customarily given to junior creditors receiving similarly sized equity distributions in comparable restructuring transaction; provided, further, that the foregoing rights in favor of the Required Consenting Subordinated Creditors shall also apply to each Consenting Subordinated Creditor, solely to the extent that such Consenting Subordinated Creditor is being treated in a manner that is (x) inconsistent with this Term Sheet and (y) materially adverse, relative to the treatment of all Consenting Subordinated Creditors, taken as a whole.
Access/Diligence; Compliance with Existing Obligations	The Company Parties shall provide ongoing access to the Consenting Senior Secured Creditors and its advisors for continued due diligence regarding financial, operational and strategic matters.
Milestones	Milestones to be agreed, but including (a) filing of the Company Parties’ chapter 11 cases and prepackaged Plan by no later than March 31, 2024 and (b) occurrence of Effective Date by no later than May 30, 2024.

Governance	Size and composition of reorganized Airspan board of directors (and all committees thereof) to be determined by the Required Consenting Senior Secured Creditors.

The principal terms of the corporate governance of reorganized Airspan shall be determined by the Required Consenting Senior Secured Creditors, subject to customary minority protections commensurate with the amount and form of any minority equity interests held by parties other than the Required Consenting Senior Secured Creditors.

Tax Matters	The Restructuring Transactions shall be implemented in a tax-efficient and cost-effective manner that is acceptable in form and substance to the Required Consenting Senior Secured Creditors and the Company Parties; Airspan may also seek sell-down orders to protect tax attributes during bankruptcy, as acceptable to the Required Consenting Senior Secured Creditors.
Releases	The Plan shall contain customary mutual release provisions (including third-party releases) in favor of the Consenting Senior Secured Creditors, the Consenting Subordinated Creditors and certain other parties consenting to the Restructuring Transaction, subject to customary carve-outs for fraud, gross negligence and willful misconduct.
Fees and Expenses	The Company Parties shall pay, on a current basis, all fees and expenses of (a) Consenting Senior Secured Creditors, (b) the Consenting Subordinated Term Loan Lenders (as defined in the Restructuring Support Agreement) up to $350,000 and the Consenting Subordinated Noteholder (as defined in the Restructuring Support Agreement), up to $45,000.

EXHIBIT C

Provision for Transfer Agreement

The undersigned (“Transferee”) hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of March 29, 2024 (the “Agreement”),1 by and among Airspan Networks Holdings, Inc. and the other Company Parties bound thereto and the Consenting Stakeholders, including [____], the transferor to the Transferee of any Company Claims/Interests (each such transferor, a “Transferor”), and agrees to be bound by the terms and conditions thereof (x) to the extent the Transferor was thereby bound and (y) with respect to any and all Company Claims/Interests the Transferee may hold prior to the consummation of the Transfer contemplated hereby, and shall be deemed a “Consenting Stakeholder” under the terms of the Agreement.

The Transferee specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date of the Transfer, including the agreement to be bound by the vote of the Transferor if such vote was cast before the effectiveness of the Transfer discussed herein.

Date Executed:

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
Claims/Existing Interests	Amount	Transferor
Senior Secured Claims	$
Subordinated Claims	$
Existing Interests in Company Parties

[1]	Capitalized terms used but not otherwise defined herein shall having the meaning ascribed to such terms in the Agreement.

EXHIBIT D

Form of Joinder

The undersigned (“Joinder Party”) hereby acknowledges that it has read and understands the Restructuring Support Agreement, dated as of March 29, 2024 (the “Agreement”),1 by and among Airspan Networks Holdings, Inc. and the other Company Parties bound thereto and the Consenting Stakeholders, and agrees to be bound by the terms and conditions thereof to the extent the other Parties are thereby bound, and shall be deemed a “Consenting Stakeholder” under the terms of the Agreement.

The Joinder Party specifically agrees to be bound by the terms and conditions of the Agreement and makes all representations and warranties contained therein as of the date hereof and any further date specified in the Agreement.

Date Executed:

Name:
Title:
Address:
E-mail address(es):

Aggregate Amounts Beneficially Owned or Managed on Account of:
Claims/Existing Interests	Amount	Transferor
Senior Secured Claims	$
Subordinated Claims	$
Existing Interests in Company Parties

[1]	Capitalized terms used but not otherwise defined herein shall having the meaning ascribed to such terms in the Agreement.

EXHIBIT E

DIP Backstop Commitments

[Exhibit on file with the Company.]

EXHIBIT F

Equity Backstop Commitments

[Exhibit on file with the Company.]